

Mailstop 3233

September 13, 2016

Via E-mail
Mr. Thomas M. Herzog
Executive Vice President and Chief Financial Officer
HCP, Inc.
1920 Main Street, Suite 1200
Irvine, California 92614

Re: **HCP, Inc.**
           Form 10-K for the fiscal year ended December 31, 2015
           Filed February 9, 2016
           File No. 001-08895

Dear Mr. Herzog:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K filed on February 9, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 42

1.   It appears that your measure of Funds Available for Distribution can be used as a non-GAAP liquidity measure. Please explain to us how you have considered question 102.05 of the C&DI related to Non-GAAP Financial Measures in drafting your Non-GAAP disclosures related to FAD. In particular, explain to us how you determined presentation of FAD on a per share basis would be appropriate in light of this guidance.

2.   Please expand your disclosure to provide a more detailed discussion of the reasons why management believes the measures of FFO as adjusted and FAD are useful non-GAAP measures for investors.

Segment NOI and Adjusted NOI, page 45

3.   Please tell us what consideration you have given to providing a discussion of the reason for changes in your non-same property portfolio (i.e. quantifying the change due to dispositions, redevelopment, acquisitions etc.).

Item 8. Financial statements and supplementary data, page 67

Notes to consolidated financial statements, page 74

Note 3. Brookdale Lease Amendments and Terminations and the Formation of Two RIDEA Joint Ventures ("Brookdale Transaction"), page 82

4.   Please clarify for us how you have accounted for the NNN Lease Restructuring and the basis for your conclusions. Cite any relevant accounting literature in your response. In your response, please explain to us whether you accounted for the transaction as the termination of the pre-existing lease and creation of a new lease, and how you determined the lease-related intangibles, initial direct costs and straight-line rent receivables associated with the previous leases should be amortized prospectively over the new lease term. Reference is made to ASC Topic 840-10-35-4.

5.   Please provide us with a more detailed description of the effective offset of $53 million related to the NNN Lease Restructuring transactions. In your response explain to us how you have accounted for this portion of the transaction and the basis for your conclusions. Cite any relevant accounting literature in your response.

Note 4. Other real estate property investments, page 85

6.   We note your disclosure of 2015 other real estate acquisitions. Please tell us why you did not include results of operations for these acquisitions in the unaudited pro forma consolidated results of operations numbers that you provided. Reference is made to ASC 805-10-50-3.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun at 202-551-3581 or the undersigned at 202-551-3438 if you have any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Mr. Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and
Commodities